Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215 564.8000 Fax 215 564.8120 www.stradley.com

July 17, 2017

Board of Trustees, Investment Managers Series Trust
235 West Galena Street
Milwaukee, WI 53212

Board of Trustees, The Chartwell Funds
1205 Westlakes Drive, Suite 100
Berwyn, PA 19312

Re:
Agreement and Plan of Reorganization (the “Agreement”) made as of July 14, 2017, among The Chartwell Funds, a Delaware statutory trust (the “Acquiring Trust”), on behalf of each of its series listed as an Acquiring Fund on Schedule A hereof (each an “Acquiring Fund”), and the Investment Managers Series Trust (“IMST”), a Delaware statutory trust, on behalf of each of its series listed as an IMST Fund on Schedule A hereof (each an “IMST Fund”)

Gentlemen:

You have requested our opinion as to certain federal income tax consequences of each Reorganization. Each Reorganization will consist of the assets of each IMST Fund being acquired by its corresponding Acquiring Fund as set out in Schedule A hereof in exchange for the assumption of its liabilities by the Acquiring Fund and an aggregate equivalent net value of newly issued shares of beneficial interest of the Acquiring Fund, as applicable, which shares shall thereafter be distributed by IMST to the holders of the shares of the IMST Fund, as applicable, in liquidation of that IMST Fund, all upon and subject to the terms and conditions of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, dated as of July 14, 2017; (b) the prospectus/proxy statement provided to shareholders of each IMST Fund dated May 12, 2017; (c) certain representations concerning a Reorganization made to us by IMST, on behalf of each IMST Fund, and the Acquiring Trust, on behalf of each Acquiring Fund, in a letter dated July 17, 2017 (the “Representation Letter”); (d)

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Board of Trustees, Investment Managers Series Trust
Board of Trustees, The Chartwell Funds
July 17, 2017

all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that each IMST Fund on the Closing Date of a Reorganization satisfies, and immediately following the Closing Date of the Reorganization, each Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

Based on the foregoing, and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter, it is our opinion that for federal income tax purposes:

(1) The acquisition by the applicable Acquiring Fund of the Acquired Assets of the corresponding IMST Fund in exchange for the Acquiring Fund’s assumption of the Acquired Liabilities of the IMST Fund and issuance of the shares of the Acquiring Fund to the IMST Fund, followed by the distribution by the IMST Fund of those shares to the shareholders of the IMST Fund in exchange for their shares of the IMST Fund in accordance with the provisions of the Agreement, will constitute a reorganization within the meaning of section 368(a) of the Code, and the IMST Fund and Acquiring Fund will each be “a party to a reorganization” within the meaning of section 368(b) of the Code;

(2) No gain or loss will be recognized by the applicable IMST Fund in the Reorganization on the transfer of its Acquired Assets to the corresponding Acquiring Fund solely in exchange for Acquiring Trust Shares of the Acquiring Fund and the assumption by the Acquiring Trust, on behalf of the Acquiring Fund, of the Acquired Liabilities of that IMST Fund, or upon the distribution of the Acquiring Trust Shares of that Acquiring Fund to the shareholders of the IMST Fund in complete liquidation of the IMST Fund, except for (A) gain or loss that may be recognized with respect to “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code;

(3) The tax basis in the hands of each Acquiring Fund of each Acquired Asset transferred from the corresponding IMST Fund to the Acquiring Fund in the Reorganization will be the same as the tax basis of such Acquired Asset in the hands of the IMST Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the IMST Fund on the transfer;

(4) The holding period in the hands of the Acquiring Fund of each Acquired Asset transferred from the corresponding IMST Fund to the Acquiring Fund in the Reorganization, other than assets with respect to which gain or loss is required to be recognized, will include in each instance the period during which such Acquired Asset was held by the IMST Fund;

Board of Trustees, Investment Managers Series Trust
Board of Trustees, The Chartwell Funds
July 17, 2017

(5) No gain or loss will be recognized by an Acquiring Fund upon its receipt of the Acquired Assets solely in exchange for Acquiring Trust Shares of that Acquiring Fund and the assumption of the Assumed Liabilities in the applicable Reorganization;

(6) The shareholders of each IMST Fund will recognize no gain or loss upon the exchange of all of their shares of that IMST Fund for the shares of the corresponding Acquiring Fund as part of the applicable Reorganization;

(7) The aggregate tax basis of the shares of each Acquiring Fund received by each shareholder of the corresponding IMST Fund in the applicable Reorganization will equal the aggregate tax basis of the shares of the IMST Fund surrendered in exchange therefor;

(8) The holding periods of the shares of each Acquiring Fund received by each shareholder of the corresponding IMST Fund in the applicable Reorganization will include the holding periods of the shares of the IMST Fund surrendered in exchange therefor, provided that those shares of the IMST Fund are held by that shareholder as capital assets on the date of the exchange;

(9) The taxable year of the IMST Fund will not end as a result of the Reorganization; and

(10) Each Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-l(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of the corresponding IMST Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of a Reorganization on an IMST Fund or an Acquiring Fund with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes upon the transfer thereof regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of a Reorganization.

Our opinion is conditioned upon the performance by the Acquiring Trust, on behalf of each Acquiring Fund, and IMST, on behalf of each IMST Fund, of their respective undertakings in the Agreement and the Representation Letter. Our opinion is limited to the federal income tax consequences of a Reorganization set forth above, and we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) a Reorganization or any other transaction (whether related to, contemplated by, or incident to the Reorganization) or (ii) the effect, if any, of a Reorganization on any transaction not

Board of Trustees, Investment Managers Series Trust
Board of Trustees, The Chartwell Funds
July 17, 2017

consummated in accordance with the Agreement and/or the effect, if any, of any such other transaction on a Reorganization.

Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP

SCHEDULE A

IMST FUNDS	CORRESPONDING ACOUIRING FUNDS
Berwyn Fund	Berwyn Fund
Berwyn Income Fund	Berwyn Income Fund
Berwyn Cornerstone Fund	Chartwell Mid Cap Value Fund
Chartwell Small Cap Value Fund	Chartwell Small Cap Value Fund
Chartwell Short Duration High Yield Fund	Chartwell Short Duration High Yield Fund